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SE 09058721 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Security Benefit Place
(No. and Street)

Topeka	Kansas	66636-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Martinez — 785-438-3442 or 800-888-2461 ext. 3442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2000	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOTARY PUBLIC - STATE OF KANSAS
ADRIENNE OLEJNIK
MY APPT. EXP. 1/3/10

Signature
Richard Martinez
FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Security Distributors, Inc. (An Indirect Wholly Owned Subsidiary of Security Benefit Mutual Holding Company)
SEC File #8-10781
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2008

Contents

0902-1032737

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Security Distributors, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
February 25, 2009

0902-1032737

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2008
(In Thousands, Except Per Share Data)

Assets		
Cash	$	16,116
Receivables:		
Distribution fees from affiliates		410
Sales of mutual fund shares and other insurance products ($1,380 due from affiliates)		7,539
Revenue sharing		1,351
Due from affiliates		549
Income taxes		387
Other		132
Deferred selling commissions, net of accumulated amortization of $33,090		6,215
Property and equipment, net of accumulated depreciation of $149		6
Other assets		438
Total assets	$	33,143
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	1,307
Purchases of mutual fund shares and other insurance products ($6,426 due to affiliates)		6,995
Accrued commissions and distribution costs		472
Due to affiliates		4,804
Deferred income tax liability		2,371
Other liabilities		355
Total liabilities		16,304
Stockholder's equity:		
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding		20
Capital in excess of par value		35
Contributed capital		21,250
Accumulated deficit		(4,466)
Total stockholder's equity		16,839
Total liabilities and stockholder's equity	$	33,143

See accompanying notes.

0902-1032737

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. Primarily, the Company distributes mutual funds and variable annuities sponsored by affiliated companies.

SBC contributed 100% of its ownership interest in SDI to SBL on December 31, 2008.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

Commissions, support, and distribution fees include point-of-sale fees (e.g., front-load mutual fund or variable annuity fees) and asset-based fees (e.g., 12b-1 fees) that are generally based on a contractual fee as a percentage of assets and recognized when earned, which is generally upon receipt. Additionally, distribution fees also include fees received under marketing support arrangements for sales of mutual funds of other companies. These fees are accrued and paid on a monthly basis based on contractual agreements. Revenue sharing fees represent amounts accrued under agreements with both affiliated and unaffiliated mutual funds.

Cash

Cash includes operating cash, money market funds, and other investments with initial maturities of less than 90 days.

2. Significant Accounting Policies (continued)

Mutual Fund Receivables/Payables

Mutual fund receivables are amounts related to shareholder redemptions that SDI has processed, but is awaiting the money from the fund houses before it can be sent to the shareholder. Mutual fund payables occur when a shareholder sends money to SDI to purchase shares for their account. SDI then sends the money to the fund houses to fulfill the shareholder purchase request. Typically, mutual fund payable amounts are settled one day after receiving a shareholder's request.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds and variable annuity products with distribution fees and contingent deferred sales charges or redemption fees. These deferred costs are amortized based on the revenue stream of contingent deferred sales charges or redemption fees and distribution fees.

Property and Equipment

Property and equipment consisting of computer software and data processing hardware is recorded at cost less accumulated depreciation. The related provision for depreciation is computed using the straight-line method over the estimated life of the asset, which ranges from three to seven years.

Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. Uncertain tax positions are recognized to the extent they satisfy the criteria under Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which requires that an uncertain tax position be more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely to be

(In Thousands)

2. Significant Accounting Policies (continued)

realized upon settlement. Deferred income taxes relate principally to deferred selling commissions. With few exceptions, SBMHC is no longer subject to U.S. federal and state examinations by tax authorities for years before 2004. The Internal Revenue Service (IRS) is not currently examining any of SBMHC's federal tax returns.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

Accounting Changes

In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of the statement of financial condition. This statement shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company plans to adopt SFAS No. 162 on issuance, but does not believe that it will have a material impact on the statement of financial condition.

3. Property and Equipment

The components of property and equipment consist of the following as of December 31, 2008:

Computer software	$ 132
Data processing equipment	23
	155
Less accumulated depreciation	149
	$ 6

4. Income Taxes

Deferred income taxes consist of the following as of December 31, 2008:

Deferred income tax liabilities	$ 2,371
Deferred income tax assets	–
Net deferred income tax liability	$ 2,371

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

5. Employee Benefit Plans

Substantially all of the Company's employees were previously covered by a qualified, noncontributory, defined-benefit pension plan sponsored by its parent and certain of its affiliates. Benefits were based on years of service and an employee's highest average compensation over a period of 5 consecutive years during the last 10 years of service.

Effective July 1, 2007, the SBC pension plan was frozen, at which point all benefits earned under the pension plan were frozen and no additional benefits were eligible to be earned. If an employee was fully vested as of July 1, 2007, vesting service will continue until the employee is vested or employment ceases. Concurrent with the freezing of the defined-benefit pension plan, the definition of pay under the profit-sharing and savings plan was expanded to include bonuses (except for purposes of the profit-sharing contribution), and the Company's match was increased to 100% of the first 5% of pay. In addition, the Company provides a transition benefit for eligible employees based upon age and years of pension benefit service. The transition contributions are being paid over a five-year period.

Pension cost for the year is allocated to each sponsoring employer company. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan.

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible.

(In Thousands)

5. Employee Benefit Plans (continued)

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.

The Company also has a long-term incentive plan for certain employees, which provides for vesting over a three-year period.

6. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2008:

Balance at beginning of year	$ 7,850
Costs deferred during the year	1,206
Amortized to expense during the year	(2,841)
Balance at end of year	$ 6,215

7. Related-Party Transactions

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

8. Contingencies

ERISA Matters: The Company has been named, among several others, as defendants in a putative class action filed in federal court in the Western District of Washington, captioned as *Daniels-Hall et al., v. National Education Association, et al.*, No. C 07-5339 RBL, challenging under the Employee Retirement Income Security Act of 1974 (ERISA) payments made by one of the Company's affiliates to NEA's Member Benefits Corporation under the NEA Valuebuilder Program. The other defendants include other affiliates of the Company, unaffiliated companies, and individuals. The plaintiffs claim that all of the defendants, among other things, failed to prudently and loyally manage plan assets, failed to provide complete and accurate information,

(In Thousands)

8. Contingencies (continued)

engaged in prohibited transactions, and breached their fiduciary duty under ERISA in connection with the payments described above. The plaintiffs seek unspecified damages and injunctive relief. The Company and the other defendants filed motions to dismiss the complaint based primarily on the grounds that ERISA does not apply to the matters alleged in the complaint. The court granted defendants' motions to dismiss on May 23, 2008, and all claims against the Company and the other defendants were dismissed. The plaintiffs have appealed this decision to the Ninth Circuit Court of Appeals. The Company does not believe that the class action claims have merit and intends to defend against the claims vigorously.

State of Alabama Matters: The staff of the Alabama Securities Commission has investigated whether the Company transacted business in Alabama as a broker/dealer or broker/dealer agent for securities without benefit of registration or exemption from registration in violation of the Alabama Securities Act (the Act) and unlawfully effected securities transactions with residents of the state of Alabama from October 11, 2002 to November 21, 2006, in violation of the Act. The staff of the Alabama Securities Commission has presented for the Company's review a consent order under which the Company, its affiliate SBL, Educator Benefits Corporation (EBC) and Alabama Education Association (AEA) would agree to disgorge $1,650 to participants in products sponsored by the AEA. This amount represents the administrative, advertising, and conference fees that were paid to AEA and EBC from 2000 to 2007 by SBL and another unaffiliated life insurance company. The proposed consent order also seeks from the Company and SBL jointly $75 for an administrative assessment and $75 to reimburse the commission for the cost of its investigation. The Company intends to respond vigorously to the staff's allegations.

Other Legal and Regulatory Matters: In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

(In Thousands)

8. Contingencies (continued)

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its statement of financial condition.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2008, the Company had net capital of $9,674, which was $8,745 in excess of its required net capital of $929. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the subparagraph (k)(1) thereof. The Company's ratio of aggregate indebtedness to net capital was 1.44 to 1 at December 31, 2008.